Exhibit 99.1

Harry Winston Diamond Corporation Announces Second Quarter Fiscal 2010 Results

TORONTO, CANADA (September 10, 2009) – Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) (the “Company”) today reported second quarter results for the period ended July 31, 2009. The Company recorded a consolidated net loss of $24.5 million or $0.32 per share for the quarter, compared to net earnings of $49.9 million or $0.81 per share in the second quarter of the prior year. The consolidated net loss for the quarter was significantly impacted by a net foreign exchange loss primarily on future income tax liabilities of $25.3 million or $0.33 per share, compared to a net foreign exchange gain of $5.3 million or $0.09 per share in the comparable quarter of the prior year.

Robert Gannicott, Chairman and Chief Executive Officer commented: “During this quarter the diamond industry as a whole adjusted production to the curtailed demand in the intermediate part of the diamond pipeline due to the world economic conditions. Rough diamond prices increased substantially during the quarter with our own pricing ending at 50% above the low point in the first quarter. This improving trend has continued into the third quarter. Although retail sales remained below profitable levels, we have seen a 9% increase in transactions worldwide compared to the prior quarter led by increases in the Far East, including Japan. Sales have also edged up month to month during the quarter suggesting a shift in momentum.”

Consolidated sales were $94.8 million for the quarter compared to $186.1 million for the comparable quarter of the prior year, resulting in a 75% decrease in gross margin and a loss from operations of $3.9 million.

The mining segment recorded sales of $46.0 million, a 56% decrease from $105.0 million in the comparable quarter of the prior year. The decrease in sales resulted from a combination of a 36% decrease in rough diamond prices and a 31% decrease in volume of carats sold in the second quarter. Rough diamond production for the calendar quarter was 0.6 million carats, significantly lower than the comparable quarter of the prior year due to a planned decrease in ore production reflecting the softness in the rough diamond market. Earnings from operations for the quarter were $1.7 million compared to $67.5 million for the comparable quarter of the prior year.

The retail segment recorded a 40% decrease in sales to $48.8 million, with a loss from operations of $5.6 million compared to earnings from operations of $5.9 million in the second quarter of the prior year. Retail segment selling, general and administrative expenses decreased by $5.8 million from $34.0 million in the comparable quarter of the prior year. In addition, selling, general and administrative expenses decreased by $2.0 million from the first quarter of this year.

Second Quarter Fiscal 2010 Financial Highlights
(US$ in millions except Earnings per Share amounts)

	Three months ended July 31, 2009	Three months ended July 31, 2008	Six months ended July 31, 2009	Six months ended July 31, 2008

Sales	94.8	186.1	204.4	342.2
Earnings from operations (loss)	(3.9)	73.4	(14.0)	113.0
Net earnings (loss)	(24.5)	49.9	(69.6)	71.2
Earnings (loss) per share	$(0.32)	$0.81	$(0.97)	$1.17

Conference Call and Webcast

Beginning at 09:00AM (EST) on Friday, September 11, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing 800-706-7741 within North America or 617-614-3471 from international locations and entering passcode 18664077.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available starting at noon through 12:00AM (EST), Friday, September 18, 2009, by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 41485369.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine (economic ownership of 31%).

The Company’s retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company’s overall performance.

For more information, please visit www.harrywinston.com.

For investor information, visit http://investor.harrywinston.com or call Investor Relations on (416) 362-2237 ext 290.